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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April,  2004

Commission File Number 0-22672

AURIZON MINES LTD.

(Translation of registrant’s name into English)

Suite 900 - 510 Burrard Street, Vancouver, BC   V6C 3A8

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    X        Form 40-F ٱ

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ٱ       No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b):

82-                      .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

  AURIZON MINES LTD.

(Registrant)

Signed “Julie A. S. Kemp”

Date  April 6, 2004

By

JULIE A. S. KEMP, Corporate Secretary

*Print the name and title under the signature of the signing officer.

GENERAL INSTRUCTIONS

A.

Rule as to Use of Form 6-K.

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.

Information and Document Required to be Furnished.

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer

i.

makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or

ii.

files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or

iii.

distributes or is required to distribute to its security holders.

The information required to be furnished pursuant to (i), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning; changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of securityholders; transactions with directors, officers or principal securityholders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described above. The information and documents furnished in this report shall not be deemed to be "filed" for the purposes of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C.

Preparation and Filing of Report.

(1) The Form 6-K report shall consist of a cover page, the report or document furnished by the issuer, and a signature page. An issuer must submit the Form 6-K report in electronic format via the Commission's Electronic Data Gathering, Analysis, and Retrieval (EDGAR) system in accordance with the EDGAR rules set forth in Regulation S-T (17 CFR Part 232) except as discussed below. An issuer submitting the Form 6-K in electronic format must provide the signatures required for the Form 6-K report in accordance with Regulation S-T Rule 302 (17 CFR 232.302). For assistance with technical questions about EDGAR or to request an access code, call the EDGAR Filer Support Office at (202) 942-8900. For assistance with the EDGAR rules, call the Office of EDGAR and Information Analysis at (202) 942-2940.

(2) An issuer may submit a Form 6-K in paper under:

  Regulation S-T Rule 101(b)(1) (17 CFR 232.101(b)(1)) if the sole purpose of the Form 6-K is to furnish an annual report to security holders;

  Regulation S-T Rule 101(b)(7) to provide a report or other document that the issuer must furnish and make public under the laws of the jurisdiction in which it is incorporated, domiciled or legally organized (the issuer's "home country"), or under the rules of the home country exchange on which the issuer's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the issuer's security holders, and, if discussing a material event, including the disclosure of annual audited or interim consolidated financial results, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR; or

  a hardship exemption provided by Regulation S-T Rule 201 or 202 (17 CFR 232.201 or 232.202).

Note to paragraph (2): An issuer that is or will be incorporating by reference all or part of an annual or other report to security holders, or of any part of a paper Form 6-K, into an electronic filing must file the incorporated portion in electronic format as an exhibit to the filing in accordance with Regulation S-T Rule 303(b) (17 CFR 232.303(b)).

(3) When submitting a Form 6-K in paper under one of the above rules, an issuer must check the appropriate box on the cover page of the Form 6-K. When submitting a Form 6-K in paper under a hardship exemption, an issuer must provide the legend required by Regulation S-T Rule 201(a)(2) or 202(c) (17 CFR 232.201(a)(2) or 232.202(c)) on the cover page of the Form 6-K.

(4) An issuer furnishing the Form 6-K in paper under one of the above rules, or as otherwise permitted by the Commission, must deposit with the Commission eight complete copies of the Form 6-K report. An issuer must also file at least one complete copy of the Form 6-K with each United States stock exchange on which any security of the issuer is listed and registered under Section 12(b) of the Exchange Act. The issuer must have signed at least one of the paper copies deposited with the Commission and one filed with each United States stock exchange in accordance with Exchange Act Rule 12b-11(d) (17 CFR 240.12b-11(d)) when submitting the Form 6-K in paper to the Commission. An issuer submitting the Form 6-K in paper must also conform the unsigned copies. When submitting the Form 6-K in electronic format to the Commission, an issuer may submit a paper copy containing typed signatures to each United States stock exchange in accordance with Regulation S-T Rule 302(c) (17 CFR 232.302(c)).

D.

Treatment of Foreign Language Documents.

(1) An issuer must submit the Form 6-K report in electronic format in the English language in accordance with Regulation S-T Rule 306 (17 CFR 232.306) and Exchange Act Rule 12b-12(d) (17 CFR 240.12b-12(d)), as referenced in Regulation S-T Rule 306(a) (17 CFR 232.306(a)), except as otherwise provided by this Form. An issuer submitting the Form 6-K in paper must meet the requirements of Exchange Act Rule 12b-12(d) (17 CFR 240.12b-12(d)). In accordance with, or in addition to, the list of documents specified in Exchange Act Rule 12b-12(d)(2) (17 CFR 240.12b-12(d)(2)), an issuer must provide a full English translation of the following documents furnished under cover of Form 6-K whether submitted electronically or in paper:.

  press releases;

  communications and other documents distributed directly to security holders for each class of securities to which a reporting obligation under Exchange Act Section 13(a) or 15(d) pertains, except for offering circulars and prospectuses that relate entirely to securities offerings outside the United States ("foreign offerings"); and

  documents disclosing annual audited or interim consolidated financial information.

(2) In addition to the documents specified in Exchange Act Rule 12b-12(d)(3) (17 CFR 240.12b-12(d)(3)), an issuer may furnish under cover of Form 6-K, whether submitted electronically or in paper, an English summary instead of a full English translation of a report required to be furnished and made public under the laws of the issuer's home country or the rules of the issuer's home country stock exchange, as long as it is not a press release and is not required to be and has not been distributed to the issuer's security holders. Such a document may include a report disclosing unconsolidated financial information about a parent company.

(3) An issuer is not required to submit under cover of Form 6-K an offering circular or prospectus that pertains solely to a foreign offering, even when an English translation or English summary is available, if the issuer has already submitted a Form 6-K or filed a Form 20-F or other Commission filing on EDGAR that reported material information disclosed in the offering circular or prospectus. If an issuer has not previously disclosed this material information to the Commission, it may submit in electronic format under cover of Form 6-K an English translation or English summary of the portion of the foreign offering circular or prospectus that discusses the new material information.

(4) Any submitted English summary must meet the requirements of Exchange Act Rule 12b-12(d)(3)(ii) (17 CFR 240.12b-12(d)(3)(ii)). An issuer may submit the unabridged foreign language report or other document along with the English summary or English translation as permitted by Regulation S-T Rule 306(b) (17 CFR 232.306(b)) for electronic filings and Exchange Act Rule 12b-12(d)(4) (17 CFR 240.12b-12(d)(4)) for paper filings.

Exhibit Index for April 6, 2004  Form 6-K

1.0

1.0

News Release Issue No. 8 – 2004 dated April 6, 2004

Shares Listed: Toronto Stock Exchange
TSX Ticker Symbol - ARZ
U.S. Registration:  (File #0-22672)  Form 20-F
News Release Issue No.  5  - 2004

APRIL 6, 2004
FOR IMMEDIATE RELEASE

AURIZON REPORTS 2003 FINANCIAL RESULTS

Aurizon announces the financial results of the Company for the year ended December 31, 2003.

SUMMARY

  Gold production of 33,300 ounces, 9% higher than plan

  Revenues increased to $18.1 million

  Net loss of $0.3 million or $0.00 per share

  Year end cash balance of $27 million

  Working capital increased 133% to $27.9 million

  Company remains debt free and hedge free

  $32 million equity raised

FINANCIAL RESULTS

Higher Canadian dollar realized gold prices resulted in a 6% increase in revenue compared to 2002.  Revenue from mining operations in 2003 was $17.5 million compared to $16.4 million in 2002.  The average gold price realized in 2003 was US$375 per ounce, US$12 per ounce higher than the average London afternoon fixing, and 21% higher than the US$310 per ounce achieved in 2002.  During 2003, Aurizon’s Canadian dollar settlements averaged 1.40 to the U.S. dollar, matching the yearly average exchange rate, resulting in Aurizon realizing a Canadian dollar gold price of $525 per ounce.  This compares favourably with the average Canadian dollar realized gold price of $487 per ounce in 2002.

As a result of the start of significant development activity at Casa Berardi in 2003, all care and maintenance costs of the site are now capitalized and this was the main factor influencing the improved financial performance in 2003.  In the prior year, low gold prices and financial constraints limited any significant exploration or development activities and, as a result, care and maintenance costs of $2.5 million were charged to operations in 2002.  However, the recent adoption of the fair value method of accounting for stock based compensation and asset retirement obligations resulted in non-cash charges to operations of $590,520 in 2003.  Aurizon incurred a net loss of $0.3 million or $0.00 per share in 2003 compared to a net loss of $2.9 million or $0.06 per share in 2002.

Total gold production of 33,300 ounces matched that achieved in 2002.  Ore production in 2003 was 9% higher than plan, although lower than the previous year, due to a reduced number of developed working places underground.  Ore grade in 2003 matched forecast and was 14% higher than in 2002.

Mine operating costs in 2003 were similar to the prior year's costs, at $12.4 million compared to $12.6 million in 2002.  Operating costs per tonne in 2003 were $145, matching plan, although 17% higher than the costs achieved in 2002, due to lower ore production rates.  Total cash costs per ounce of US$266 in 2003 were higher than the forecast US$258 due to a much stronger than expected Canadian dollar, which increased total cash costs by US$17 per ounce over forecast.  The strength of the Canadian dollar, together with higher unit operating costs and partially offset by a 15% increase in ore grades, resulted in total US$ cash costs being 10% higher in 2003, compared to the previous year.

Aurizon Mines Ltd.

April 6, 2004
Aurizon Reports 2003 Financial Results

BALANCE SHEET

The total assets of Aurizon increased by 81%, to $78.6 million at December 31, 2003, from $43.5 million in the previous year.  At the end of 2003, Aurizon had working capital of $27.9 million compared to $12 million at the end of 2002, representing an increase of 133%.  Aurizon has had no debt for the past two years, and currently does not have any gold hedges or off balance sheet financings.  Aurizon did have US$2.0 million of foreign currency contracts at the end of 2003.  Shareholders’ equity increased by 86% to $69.7 million at December 31, 2003, compared to $37.5 million the previous year, primarily as a result of the significant equity financings completed in 2003.

CHANGES IN ACCOUNTING POLICIES

In 2003, the Company adopted the new CICA accounting standard for asset retirement obligations whereby the fair value of these obligations are recorded in the period in which they occur.  The adoption of this standard, which requires retroactive application, has resulted in an increase in property, plant, and equipment of $826,554, an increase in asset retirement obligations totalling $2,445,911, and a decrease in reclamation liabilities totalling $2,985,000, which were recognized under the former accounting guidance.  The cumulative effect of this accounting change in 2003 was a $1,365,643 credit to the opening deficit.

The effect on earnings was an increase in the net loss for the year of $186,823 and $174,830 for 2003 and 2002, respectively.

Effective January 1, 2003, the Company elected to apply the fair value method of accounting for stock options granted to directors, officers and employees on a prospective basis.  The adoption of this standard has resulted in a charge to operations of $414,000 and a credit to shareholders' equity in 2003.

OUTLOOK

Aurizon’s share of gold production from Sleeping Giant in 2004 is expected to increase by nearly 5% from 2003 levels to 34,500 ounces, as a result of higher anticipated ore production, following development of additional underground working places.  Total cash costs per ounce are expected to increase to US$295 in 2004, compared to US$266 achieved in 2003, due to higher mining costs associated with extracting ore from the flatter dipping Zone 8, lower anticipated average ore grades, and a  stronger Canadian dollar.

At Casa Berardi, $18.8 million is expected to be invested in 2004 to continue the major underground exploration program that was initiated in early 2003, as well as starting certain preproduction development (including shaft collar construction), completing an updated feasibility study, and continuing an active exploration program on other prospective targets.

The underground program will provide access to Zone 113 and will allow in-fill definition drilling and the extraction of ore for metallurgical testwork to increase the confidence level of the grade, continuity and extent of Zone 113.  The costs of the underground program, including site maintenance costs, are estimated to be $11 million in 2004.  The exploration budget of $1.8 million should provide approximately 21,000 metres of exploration drilling activity at Casa Berardi.

The objective of the 2004 programs is to complete a final feasibility study by October 2004 and to initiate preproduction development that will reduce the lead time required to reach commercial production.  Aurizon relies on net mine site cash flow from Sleeping Giant to cover corporate costs, and on equity capital, to fund significant exploration and development activity at Casa Berardi and Sleeping Giant.  The successful completion of three equity financings in 2003 has provided sufficient funding for all of Aurizon’s capital and development commitments for 2004.  It is anticipated that project financing for the development of Casa Berardi into an operating gold mine will be sought in the fourth quarter of 2004.

Sleeping Giant will require $4.3 million of exploration, development, and capital expenditures in 2004, of which $1.5 million is required to complete the additional development work associated with the recent shaft sinking.  Also included in the Sleeping Giant budget is nearly 2,200 metres of drifting and 41,000 metres of diamond drilling.  The shaft sinking provides access to 76,000 tonnes of probable mineral reserves at a gold grade of 11.5 grams/tonne, representing 28,000 ounces of gold, and 192,000 tonnes of inferred mineral resources at a gold grade of 10.3 grams/tonne, representing 64,000 ounces of gold.  This program should extend the mine life of Sleeping Giant by two years and provide the opportunity to find more ounces within reach of the infrastructure.

Aurizon Mines Ltd.

April 6, 2004
Aurizon Reports 2003 Financial Results

OPERATING RESULTS
			Year Ended
	Fourth Quarter		December 31
	2003	2002	2003	2002
Sleeping Giant Production
Tonnes milled	49,848	48,272	176,500	202,852
Ore grade (grams/tonne)	12.8	10.8	12.1	10.5
Gold production - 100% (ounces)	20,043	16,257	66,600	66,136
- Aurizon’s share of gold production	10,021	8,128	33,300	33,068
Total cash costs/ounce - U.S.$	$243	$266	$266	$242
Depreciation and amortization/ounce - U.S.$	$63	$53	$59	$46
Total production costs/ounce - U.S.$	$306	$319	$325	$288

Realized gold selling price - U.S.$	$405	$326	$375	$310
- Cdn.$	$533	$511	$525	$487

FINANCIAL HIGHLIGHTS
	Fourth Quarter		Year ended December 31
	2003	2002	2003	2002
	$	$	$	$
		(As restated)		(As restated)
Revenue	5,402,401	4,317,317	18,059,633	17,029,287
Net Loss	(90,662)	(971,294)	(301,154)	(2,943,736)
Operating Cash Flow	1,894,560	1,748,716	3,826,218	232,822
Loss per Share - Basic and Diluted	(0.00)	(0.02)	(0.00)	(0.06)

ANNUAL GENERAL MEETING

The Annual General Meeting of Shareholders of Aurizon Mines Ltd. has been scheduled for Tuesday, June 15, 2004 at 2:00 o'clock Pacific Daylight Time, 3rd Floor Boardroom of Computershare Trust Company of Canada,
510 Burrard Street, Vancouver, B.C.  V6C 3B9.

This News Release contains “forward-looking statements”, including, but not limited to, statements regarding the Company’s expectations as to the market price of gold, strategic plans, future commercial production, production targets and timetables, mine operating costs, capital expenditures, work programs, exploration budgets and mineral reserve and resource estimates.  Forward-looking statements express, as at the date of this report, the Company’s plans, estimates, forecasts, projections, expectations, or beliefs as to future events or results.  Forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate.  Therefore, actual results and future events could differ materially from those anticipated in such statements.  Factors that could cause results or events to differ materially from current expectations expressed or implied by the forward-looking statements, include, but are not limited to, factors associated with fluctuations in the market price of precious metals, mining industry risks and hazards, environmental risks and hazards, uncertainty as to calculation of mineral reserves and resources, requirement of additional financing, risks of delays in construction and other risks more fully described in Aurizon’s Annual Report on Form 20-F filed as an alternative form of AIF with the Securities Commissions of the provinces of British Columbia, Ontario and Quebec, with the United States Securities and Exchange Commission, and with the Toronto Stock Exchange.